39 OLD RIDGEBURY ROAD, DANBURY, CT 06810-5113

ANTHONY M. PEPPER	Tel: 203-837-2264
SENIOR COUNSEL &	Fax: 203-837-2515
ASSISTANT SECRETARY	tony_pepper@praxair.com
July 9, 2009
Via EDGAR
Mr. Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010
Re:	Praxair, Inc. Definitive 14A filed March 17, 2009 File Number 001-11037
Dear Mr. Ingram:
On May 28, 2009, Praxair, Inc. (“Praxair” or the “Company”) filed via EDGAR responses to the comments of the staff of the Securities and Exchange Commission (the “Commission” or “SEC”) dated May 7, 2009 (the “First Comment Letter”) regarding Praxair’s definitive proxy statement filed with the SEC on March 17, 2009 (the “Proxy Statement”). By letter dated June 11, 2009, the SEC staff provided additional comments regarding the Proxy Statement (the “Second Comment Letter”). Set forth below are Praxair’s responses to the Second Comment Letter. For your convenience, we have included below in italics the original comments of the Second Comment Letter, followed by our responses.
In providing these responses, Praxair acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DRAFT 7-8-09 (version 4)
SEC Additional Comments to Definitive Proxy Statement Filed March 17, 2009
Executive Compensation, page 24
Compensation Discussion and Analysis, page 24
Key Executive Compensation Factors and Considerations, page 25
Individual NEO Factors, page 27
1.	We note your response to comment two in our letter dated May 7, 2009. We continue to believe that investors will benefit from an enhanced discussion of the correlation between each officer’s individual performance and the committee’s compensation decisions for each officer. Please describe each officer’s individual factors and how the compensation committee evaluated those factors with respect to each applicable element of compensation. Accordingly, please provide us with the following information:
•	A detailed description of the individual factors applicable to the officer for 2008 that enhances the illustrative list of factors on page 27 and tailors discussion of those to the factors to how the committee applied them to each named executive officer. If a factor was subject to objective measure, then quantitative disclosure should be provided. In this regard, we note that it appears from the list of factors on page 27 that one or more officers might have had “critical” financial goals as individual factors and, given their financial nature, presumably these goals would have been subject to objective measure.

•	A description of the compensation committee’s assessment of how each officer performed with respect to each of the applicable factors.

•	A description of the impact the above assessment had on each element of compensation. For example, on page 31 you disclosed that “[p]ositive adjustments were also made to the [variable compensation] payouts of each NEO based upon his individual performance, resulting in the total performance-based variable compensation award reported in the Summary Compensation Table.” You do not disclose, however, what the adjustments were for each officer or in response to what performance the committee decided to make each adjustment.
Praxair Response:
As noted in our response to comment 2 of the First Comment Letter, Individual NEO Factors did not have a material impact on the determination of 2008 salary and long term incentive award levels for any NEO. For each NEO, such compensation elements were principally driven by benchmarking data, targeted at the median.

With regard to 2008 performance-based variable compensation, NEO awards were driven principally by the extent to which disclosed financial and non-financial goals were met. The qualitative Individual NEO Factors listed on page 27 of our proxy were intended to be illustrative of other factors that the Compensation Committee might consider in adjusting compensation based upon NEO individual performance. They were not intended to be an exhaustive or objective checklist. None of the individual qualitative factors was material to the individual NEO’s compensation as a whole. As disclosed in the CD&A, the Compensation Committee did not attempt to assign relative weights to the Individual NEO Factors or subject them to any pre-defined formula. In addition, the Compensation Committee did not set any critical qualitative financial or other objective goals against which individual performance would be measured, nor did it specify or articulate any single factor as being material in its assessment of any NEO’s individual performance. Instead, the Compensation Committee arrived at a subjective view of the impact of each NEO’s executive leadership on overall corporate performance. It is our understanding that such an approach is common to public companies. As such, it would be difficult, if not impossible, to provide all of the information the Staff might encourage.
In view of these facts and circumstances, our outside counsel is of the view that Item 402 of Regulation S-K does not require the degree of specific disclosure that the SEC staff is requesting regarding how each NEO performed with respect to each of the qualitative listed factors.
We believe that the Proxy Statement describes, in all material respects, the Compensation Committee’s consideration of Individual NEO Factors in determining performance-based variable compensation awards. However, in light of the SEC staff’s comments, we undertake for future filings to take a harder look at the impact of Individual NEO Factors upon compensation decisions and to make such clarifications as may be appropriate.
We trust that these additional responses to the Second Comment Letter will provide the Staff with a better understanding of the impact of NEO individual qualitative performance upon compensation decisions. If, however, the Staff has additional comments, we respectfully request a telephone conference that would include our outside counsel who is copied on this letter.

Sincerely,
/s/ Anthony M. Pepper
Senior Counsel & Assistant Secretary

Cc: Brian J. Lane, Esq
Gibson, Dunn & Crutcher LLP

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